Exhibit 99.1

Sun Life cautions shareholders regarding Ocehan LLC's below-market bid for shares

TORONTO, July 3, 2026 /CNW/ - Sun Life Financial Inc. ("Sun Life") (TSX: SLF) (NYSE: SLF) has been notified that Ocehan LLC ("Ocehan") has made an unsolicited mini-tender offer to purchase up to 100,000 common shares of Sun Life.

Sun Life is not associated with Ocehan and does not recommend or endorse acceptance of Ocehan's unsolicited offer. Shareholders are not required to sell their shares to Ocehan.

Sun Life cautions that Ocehan's mini-tender offer has been made at a price that is significantly lower than recent market prices for Sun Life common shares. This offer represents a discount of 24.95% and 24.38%, respectively, to the closing prices of Sun Life's common shares on the TSX on May 25, 2026 and the NYSE on May 22, 2026, the last trading day before the mini-tender offer was commenced.

About Mini-Tender Offers
Securities administrators in Canada and the United States recommend that investors exercise caution with mini-tender offers. Mini-tender offers are designed to avoid disclosure and procedural requirements applicable to most bids under applicable Canadian and U.S. securities laws. Canadian Securities Administrators ("CSA") and the U.S. Securities and Exchange Commission ("SEC") have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC has indicated that "bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price." The SEC has issued "Tips for Investors" regarding mini-tender offers. The SEC's advisory can be found on its website at: www.sec.gov/investor/pubs/minitend.htm.

Information on the CSA's long-standing guidance on mini-tenders can be found on the Ontario Securities Commission website at: www.osc.ca/en/securities-law/instruments-rules-policies/6/61-301/csa-staff-notice-61-301-staff-guidance-practice-mini-tenders.

Brokers, dealers and other market participants are encouraged to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at: www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

Sun Life requests that a copy of this news release be included in any distribution of materials relating to Ocehan's mini-tender offer for Sun Life common shares.

Information for Sun Life Shareholders
According to Ocehan's offer documents, Sun Life shareholders who have already tendered their shares can withdraw their shares within 21 days in accordance with the procedures set forth in the offer documents.

Shareholders should carefully review the Ocehan offer documents, consult with their Sun Life advisor or investment advisor to discuss any offer they may receive and review all options they have for their investment in Sun Life shares. If you are in Canada and do not have a Sun Life advisor and are interested in finding one, please visit www.sunlife.ca/en/find-an-advisor/.

Sun Life Resources
Sun Life has stock transfer agents providing shareholder services in Canada, the United States, the United Kingdom, Hong Kong and the Philippines. These local agents provide services directly to our registered shareholders and can provide information on share account management, direct deposit of dividends, dividend reinvestment and share purchase plans. Please email sunlifeinquiries@tmx.com or call 1-877-224-1760 for more information.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2026, Sun Life had total assets under management of $1.58 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

To contact Sun Life media relations, please email Media.Relations@sunlife.com.

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com.

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SOURCE Sun Life Financial Inc. - Financial News

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2026/03/c7074.html

%CIK: 0001097362

CO: Sun Life Financial Inc. - Financial News

CNW 17:01e 03-JUL-26